February 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Karen Rossotto

Re:	Stone Ridge Trust

Registration Statement on Form N-1A

File Numbers: 333-184477; 811-22761

Dear Ms. Rossotto:

On behalf of Stone Ridge Trust (the “Trust”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on February 12, 2024 in connection with the Trust’s Post-Effective Amendment No. 88 (“PEA No. 88”) to the above-referenced registration statement on Form N-1A, filed with the Commission on December 28, 2023 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). PEA No. 88 is scheduled to become effective on March 1, 2024.

The Trust is filing on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act (“PEA No. 90”). PEA No. 90 is marked to show changes made from PEA No. 88. For the convenience of the Staff, the comments have been summarized below. The Fund’s response follows each comment. Capitalized terms used but not defined herein have the meanings set forth for such terms in PEA No. 88.

Prospectus

Fund Summary

1.

Staff Comment: In the Annual Fund Operating Expenses table on page S-1, footnote 2 indicates that Other Expenses have been restated and are based on estimated amounts for the Fund’s current fiscal year. Please explain supplementally why they have been restated. Please also confirm supplementally that expenses associated with the Fund’s use of short positions will be included in Other Expenses.

Response: Other Expenses have been restated upward and are based on estimated amounts for the Fund’s current fiscal year because the Fund has entered into contractual arrangements in connection with certain investments that will increase Other Expenses by at least one basis point as compared to the expenses incurred during the fiscal year ended October 31, 2023.

The Trust confirms that expenses associated with the Fund’s use of short positions, if any, will be included in Other Expenses.

2.

Staff Comment: Please confirm supplementally that the expiration date of the expense limitation agreement referred to in footnote 4 to the Annual Fund Operating Expenses table on page S-1 will be at least one year from the effective date of the prospectus.

Response: The Trust so confirms.

3.

Staff Comment: Footnote 4 to the Annual Fund Operating Expenses table states that the Adviser will pay or otherwise bear operating and other expenses of each class of the Fund solely to the extent necessary to limit the Total Annual Fund Operating Expenses, other than Excluded Expenses, of the applicable Class to 0.40% of the average daily net assets attributable to such class of shares. Please confirm supplementally that the expense limitation of 0.40% applies to both classes of shares, or else please revise footnote 4 to clarify which class the limitation applies to.

Response: The Trust confirms that the Adviser has agreed to pay or otherwise bear operating and other expenses solely to the extent necessary to limit the Total Annual Fund Operating Expenses, other than Excluded Expenses, of both the Fund’s Class I and Class J shares to 0.40% of the average daily net assets of the relevant Class. In other words, the 0.40% limitation applies to each share class, rather than applying to only one of them.

4.

Staff Comment: The disclosure on page S-2 states that the Fund may invest in shares of the Stone Ridge Art Risk Premium Fund. Considering the appearance of this disclosure in the “Principal Investment Strategies” section, Please consider briefly disclosing the nature of the Stone Ridge Art Risk Premium Fund’s investments, as they would be indirect investments of the Fund.

Response: The Trust has revised the disclosure to read as follows:

Each of the strategies above is known as a risk premium strategy – a type of strategy that seeks to earn returns by being compensated for bearing risk. The Adviser believes that consistent exposure to diversifying risk premium strategies – not stock picking or market timing – is the most reliable way to build wealth in the long run. To this end, the Fund provides exposure to a number of historically diversifying risk strategies. The Adviser seeks to identify strategies that have the potential to provide attractive returns from sources other than traditional stocks and bonds. The Adviser has discretion to allocate the Fund’s assets to or away from each individual strategy, including by reducing the Fund’s allocation to one or more strategies to zero, based on market conditions, availability of investments, liquidity needs and any other factors that the Adviser considers relevant. As a result, the Fund’s allocations to each of the strategies will not be equal in size and will vary, potentially significantly, over time. From time to time, the Fund may invest in shares of the Stone Ridge Art Risk Premium Fund (the “Art Fund”), which is also managed by the Adviser. The Art Fund invests primarily in paintings, sculptures or other artistic objects (“Artwork”) from the Post-War and Contemporary collecting periods (from 1945 to today) as well as other collecting periods, created by artists that have an established track record of public auction sales (typically at least three years of public auction results). The Art Fund may invest in Artwork indirectly by investing in special purpose companies that own Artwork (“Artwork Companies”). The Art Fund also may gain investment exposure to Artwork by purchasing whole Artwork (“Whole Artwork”) directly or through forwards or swaps, including prepaid forward contracts. The Adviser expects to invest no more than 5% of the fund’s net assets, as determined at the time of investment, in the Art Fund.

5.

Staff Comment: On page S-2, the prospectus discloses the limitations on the size of the Fund’s investment in each of its different strategies. Given the potential maximum investment sizes disclosed, please explain supplementally how the Fund will continue to comply with the 15% limitation on illiquid investments that are assets.

Response: The Fund does not acquire illiquid investments if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments that are assets. The maximum investment sizes are, as indicated in the prospectus disclosure on page S-2, subject to the applicable limits on illiquid investments. The Fund accesses certain strategies in part by using investments that are not classified as illiquid.

6.

Staff Comment: Page S-2 states that the Fund may invest in the Art Fund, and page S-3 states that the Fund may invest in the Reinsurance Interval Fund, each of which is an interval fund. Interval funds are generally considered illiquid. Please consider whether this illiquidity presents risks that should be disclosed in the prospectus, and revise the disclosure as appropriate.

Response: The Trust has revised the risk disclosure entitled “Illiquidity and Restricted Securities Risk” on page S-9 to read as follows:

Illiquidity risk is the risk that the investments held by the Fund may be difficult or impossible to sell at the time that the Fund would like without significantly changing the market value of the investment. The Fund’s investments in whole loans, the Reinsurance Interval Fund and the Art Fund will generally be treated as illiquid, and certain other of the Fund’s investments may be treated as illiquid. The Fund may invest at the time of purchase up to 15% of its net assets in illiquid securities. The Reinsurance Interval Fund and the Art Fund are interval funds that make quarterly repurchase offers, and the securities of the Reinsurance Interval Fund and the Art Fund may not be sold by the Fund outside of these quarterly opportunities. As a result, the Fund’s investments in the Reinsurance Interval Fund and the Art Fund may be impossible to sell at the time the

Fund would like. In addition, if a repurchase offer made by the Reinsurance Interval Fund or the Art Fund is oversubscribed, those funds are required to repurchase shares tendered on a pro rata basis, and shareholders, including the Fund, will have to wait until the next repurchase offer to make another repurchase request. As a result, the Fund may be unable to liquidate all or a given percentage of its investment in the Reinsurance Interval Fund or the Art Fund during a particular repurchase offer.

7.

Staff Comment: On page S-4 the Fund notes that its style premium investing strategy may short assets with lower exposure to the relevant “style.” Please provide a brief plain English explanation of shorting.

Response: The Trust notes that in comments provided by the Staff by telephone on May 5, 2020 and via e-mail on May 11, 2020 in connection with the Trust’s Post-Effective Amendment No. 62 to its registration statement, the Staff requested that the Trust briefly disclose what it means to short an asset. In Post-Effective Amendment No. 63 to the Trust’s registration statement, filed pursuant to Rule 485(b) of the Securities Act on June 2, 2020, the Trust revised the disclosure to add a plain English explanation, which states that “’[s]horting’ an asset means that the Fund sells an asset it does not own to a third party by paying a premium to borrow the asset with the intention of purchasing it later at a lower price.” Respectfully, the Trust does not believe that further explanation is necessary.

8.

Staff Comment: On page 8 the disclosure states that “certain restricted securities may be treated as liquid if the Adviser determines pursuant to the applicable procedures that such treatment is warranted.” Please explain supplementally what these determinations entail.

Response: The Fund determines the liquidity classification of each of its investments in accordance with its liquidity risk management program adopted pursuant to Rule 22e-4 under the 1940 Act, and may classify restricted securities as highly, moderately or less liquid, rather than illiquid, if such restricted securities can be sold and converted to cash within the time period specified in Rule 22e-4 without significantly changing the market value of the investment.

9.

Staff Comment: The disclosure states on page 12 that the Fund’s investment objective and policies may be changed without shareholder approval unless an objective or policy is identified in the prospectus or in the Statement of Additional Information as “fundamental.” If the Adviser has adopted a policy to provide advance notice of any such change, please revise to disclose that fact and how far in advance the notice will be provided.

Response: The Adviser has not adopted such a policy. The Adviser would consider the appropriateness of providing advance notice, and how far in advance such notice would be provided, in light of the particular facts and circumstances at the time of any change to the Fund’s investment objective or policies.

10.

Staff Comment: The disclosure on page 50 under “Expense Risk” states that the Fund may invest in other registered or private funds. Please confirm supplementally that the Fund will not invest more than 15% of its net assets in private funds.

Response: The Trust so confirms.

*   *   *

Should members of the Staff have any questions or comments, please contact the undersigned at (212) 257-4781 or daniel.whitney@stoneridgeam.com.

Very truly yours,

/s/ Daniel W. Whitney

Daniel W. Whitney

cc:	James Rothwell, Stone Ridge Asset Management LLC

Lauren D. Macioce, Stone Ridge Asset Management LLC

Lizzie Gomez, Stone Ridge Asset Management LLC